Exhibit 99.1

Greenfire Resources Announces Filing of Annual Report
on Form 20-F for Fiscal Year 2023

CALGARY, ALBERTA – March 26, 2024 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, today confirms that the Company’s annual report on Form 20-F for the year ended December 31, 2023, has been filed with the United States Securities and Exchange Commission (“SEC”).

This annual report on Form 20-F for fiscal year 2023 includes the results of an independent evaluation of the Company’s bitumen reserves in accordance with SEC standards and pricing, as well as other oil and gas information. An electronic copy of the Form 20-F can be accessed on the Company’s website at www.greenfireres.com, on EDGAR at www.sec.gov/edgar.shtml and on SEDAR+ at www.sedarplus.ca.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com